140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
October 22, 2021	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
FOIA CONFIDENTIAL TREATMENT REQUEST Confidential Treatment Requested by Rivian Automotive, Inc. 14600 Myford Road	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

Irvine, California 92606

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jean Yu
Charles Eastman Jennifer Angelini Asia Timmons-Pierce

Re:	Rivian Automotive, Inc. Registration Statement on Form S-1 Filed October 1, 2021 File No. 333-259992

Ladies and Gentlemen:

On behalf of our client, Rivian Automotive, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on October 1, 2021.

The purpose of this letter is to provide supplemental information to the Staff with respect to the accounting treatment of stock-based compensation for its consideration so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RIVIAN AUTOMOTIVE, INC.

October 22, 2021

request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter. The Company respectfully requests that the Commission provide timely notice to the undersigned before it permits any disclosure of the highlighted information contained in this letter.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-based Compensation” and appears on pages 96 and 97 of the Registration Statement.

Estimated Preliminary Price Range

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters for the Company’s proposed initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share (the “Preliminary Price Range”) for the Company’s shares of Class A common stock to be sold in the IPO, with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”).

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the IPO, the Company will file a pre-effective amendment to the Registration Statement that will include all information, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended. Such pre-effective amendment to the Registration Statement will include a bona fide estimated public offering price range. However, the Company further advises the Staff that, given the volatility in the public trading markets and uncertainty of the timing of the IPO, the final price range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the lead underwriters and will be subject to then-current market conditions and developments impacting the Company.

Stock Option Grants Since January 1, 2021

The Board of Directors, with input from management, determined the estimated fair value of the Company’s common stock after considering valuation reports from an independent third-party valuation specialist as well as the other objective and subjective factors described on page 96 of the Registration Statement. Set forth below in this letter is a discussion of each valuation and option grant since January 1, 2021 (prior to January 1, 2021, the most recent stock option grants were made on December 16, 2020 and October 29, 2020), along with a comparison of the estimated fair values of the Company’s common stock to the Preliminary Assumed IPO Price.

The following table summarizes by grant date the number of shares of common stock underlying stock options granted since January 1, 2021, as well as the associated per share exercise price and the estimated fair value of the Company’s common stock to determine stock-based compensation expense for financial reporting purposes.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RIVIAN AUTOMOTIVE, INC.

October 22, 2021

The following table outlines each of the option issuances since January 1, 2021 that were equal to or greater than [***] options, as well as the associated per share exercise price and the fair value of the Company’s common stock determine stock-based compensation expenses for financial reporting purposes. Several smaller issuances occurred during the period that collectively totaled [***] options.

Grant Date	Options Granted	Exercise Price	409A Value Used For Estimated Fair Value Per Share
January 19, 2021	[***]	$[***]	January 7, 2021: $[***]
January 26, 2021	[***]	$[***]	January 7, 2021: $[***]

The following table outlines each of the RSU issuances since January 1, 2021 that were equal to or greater than [***] underlying shares. Several smaller issuances occurred during the period that collectively totaled [***].

Grant Date	RSUs Granted	Estimated Fair Value Per Share For Financial Reporting Purposes		Most Recent 409A
January 26, 2021	[***]	$[***]	(1)	January 7, 2021: $[***]
June 8, 2021	[***]	$[***]		May 14, 2021: $[***]
July 20, 2021	[***]	$[***]		May 14, 2021: $[***]
August 13, 2021	[***]	$[***]		August 13, 2021: $[***]
August 20, 2021	[***]	$[***]		August 20, 2021: $[***]
September 20, 2021	[***]	$[***]		September 8, 2021: $[***]

(1)	All RSUs granted prior to May 2021 have been remeasured to the May 2021 409A valuation performed.

Historical Fair Value Determination and Methodology

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed on page 96 of the Registration Statement.

Each of the third party valuations were prepared using one or more of the following methods , as described in more detail below:

•

Probability-Weighed Expected Return Method (“PWERM”). PWERM is a scenario-based analysis that estimates the value per share based on the probability weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the rights and preferences of each class of stock, discounted for a lack of marketability to account for a lack of access to an active public market.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RIVIAN AUTOMOTIVE, INC.

October 22, 2021

•

Option Pricing Method (“OPM”). The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. The common stock only has value if the funds available for distribution to the holders of common stock exceed the value of the liquidation preference at the time of a liquidity event, assuming the business has funds available to make a liquidation preference meaningful and collectible by the shareholders. The common stock is modeled as a call option with a claim on the business at an exercise price equal to the remaining value after the preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option. The estimated per share value of the common stock derived from the OPM may then be discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies, which impacts liquidity.

•

Hybrid Method. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios.

In determining the fair value of the common stock, the Company also considered any private transactions involving the Company’s capital stock, including the facts and circumstances of such transaction.

The Board and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the advice from its third-party valuation expert. At each grant date, the Board considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

The table below sets forth the fair value determinations of the Company’s common stock as provided by independent third-party valuation reports between January 1, 2021 and September 8, 2021 that were considered by the Board in making fair value determinations for the option and RSU issuances outlined above:

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share	Percentage Increase in Fair Value Per Share from Prior Valuation Report	Probability of IPO Scenario	Discount for Lack of Marketability – IPO Scenario	Probability of Going Concern Scenario	Discount for Lack of Marketability – Going Concern Scenario
January 7, 2021	$[***]	[***]%	[***]%	[***]%	[***]%	[***]%
May 14, 2021	$[***]	[***]%	[***]%	[***]%	[***]%	[***]%
August 13, 2021	$[***]	[***]%	[***]%	[***]%	[***]%	[***]%
August 20, 2021	$[***]	[***]%	[***]%	[***]%	[***]%	[***]%
September 8, 2021	$[***]	[***]%	[***]%	[***]%	[***]%	[***]%

Fair Value Determination (January 7, 2021 through May 13, 2021)

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RIVIAN AUTOMOTIVE, INC.

October 22, 2021

The Company obtained an independent third-party valuation of the Company’s common stock as of January 7, 2021, and, based on its consideration of this valuation and the objective and subjective factors described on page 96 of the Registration Statement, the Board determined that the fair value of the Company’s common stock was $[***] per share as of January 7, 2021 (the “January 2021 Valuation”).

The independent third-party valuation utilized the Hybrid Method to establish the fair value of the Company’s common stock by considering: (1) an OPM (Going Concern scenario), being weighted at [***]%, and (2) the PWERM (IPO scenario) being weighted at [***]%. The Company believes the [***]% weighting applied to the IPO scenario was appropriate because, at the time of the valuation, the Company had not engaged any investment banks or legal counsel in furtherance of an IPO, nor held any formal organizational meeting for an IPO process.

In January 2021, the Company had a signed term sheet for its Series F Preferred Stock financing which was negotiated at arm’s length following a comprehensive due diligence process. The Series F Preferred Stock financing was fully subscribed at the time and thus was expected to result in $2.65 billion in new capital for the Company through the sale of 72 million shares of Series F Preferred Stock at $36.85 per share. In light of these facts, the expected Series F Preferred Stock financing was deemed the most relevant indicator of value.

For the OPM, the Company utilized the Subject Company Transaction method of the market approach to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences, as of the date of the January 2021 Series F Preferred Stock financing. The total equity value implied by the transaction was applied in the context of an OPM to determine the value of each class of the Company’s shares. For such purposes, the OPM contemplated an implied equity value of approximately $[***] billion. The concluded per share value of common stock under the going concern scenario was $[***].

For the PWERM, the Company’s Series F Preferred Stock financing was used to determine the implied pre-money value of the Company, along with an assumed IPO expected to occur in approximately [***] months from the time of the valuation. The expected proceeds from the exercise of outstanding options and warrants were then added to the implied pre-money valuation of approximately $[***] billion from the IPO to determine a per share value for the Company’s common stock. An implied IPO pre-money valuation was then determined by solving for the value that would yield a concluded per share value for the Company’s common stock equal to the transacted price per share in the Series F Preferred Stock financing ($36.85 per share) when discounted by the annualized expected rate of return for the Series F investors of [***]% over the assumed time period to IPO of [***] months. In addition, a DLOM of [***]% was applied for lack of marketability due to the Company being privately held. The concluded per share value of common stock under the IPO scenario was $[***].

At the time of the January 19, 2021 and January 26, 2021 stock option and RSU grants, the Board determined that the fair value of the Company’s common stock remained at $[***] per share, and granted stock options to purchase [***] and [***] shares of commons stock on January 19, 2021 and January 26, 2021, respectively, in each case, at an exercise price of $[***] per share, as well as [***] RSUs on January 26, 2021.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RIVIAN AUTOMOTIVE, INC.

October 22, 2021

Fair Value Determination (May 14, 2021 through August 10, 2021)

The Company obtained an independent third-party valuation of the Company’s common stock as of May 14, 2021, and, based on its consideration of this valuation and the objective and subjective factors described on page 96 of the Registration Statement, the Board determined that the fair value of the Company’s common stock was $[***] per share as of May 14, 2021 (the “May 2021 Valuation”).

The independent third-party valuation utilized the Hybrid Method to establish the fair value of the Company’s common stock by considering: (1) an OPM (Going Concern scenario) being weighted at [***]% and (2) the PWERM (IPO scenario) being weighted at [***]%. The Company believes the [***]% weighting applied to the IPO scenario was appropriate because, at the time of the valuation, the Company had formally engaged investment banks to underwrite the IPO and had begun drafting a draft Registration Statement for submission to the SEC.

For the OPM, the Company utilized the Subject Company Transaction method of the market approach in light of the recently closed Series F Preferred Stock financing in January 2021. The Company utilized the “backsolve” method to derive an implied total enterprise value of the Company of approximately $[***] billion by accounting for all share class rights and preferences, based as of the date of the Series F Preferred Stock financing. The total equity value implied by the transaction was then applied in the context of an OPM to determine the value of each class of the Company’s shares. For such purposes, the OPM contemplated the implied equity value of approximately $[***] billion. The concluded per share value of common stock under the going concern scenario was $[***].

For the PWERM, an IPO was assumed to occur in [***] at an implied IPO equity value of $[***] billion based on estimates derived through discussions with management of the Company following an analysis of similarly situated comparable companies at the time of their IPOs. The implied equity value was then divided by the fully diluted share count as of the assumed IPO date (including expected option issuances between the valuation date and assumed IPO date) for a per share value of the common stock. The per share price of common stock was discounted back by the time until the assumed [***] IPO and a lock-up period of six months at a discount rate of [***]%. In addition, a DLOM of [***]% was applied for lack of marketability due to the Company being privately held. The concluded per share value of common stock under the IPO scenario was $[***].

Assuming the likelihood of the IPO scenario and the going concern scenario each at [***]% the resulting fair value per share of common stock was $[***] per share.

At the time of the June 2021 and July 2021 grants, the Board determined that the fair value of the Company’s common stock remained at $[***] per share. In June 2021, the Company modified all outstanding RSUs, which resulted in all outstanding RSUs at the time being remeasured using the May 2021 Valuation.

The Company obtained an independent third-party valuation of the Company’s common stock as of August 13, 2021, and, based on its consideration of this valuation and the objective and subjective factors described on page 96 of the Registration Statement, the Board determined October 22, 2021 that the fair value of the Company’s common stock was $[***] per share as of August 13, 2021 (the “August 13, 2021 Valuation”).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RIVIAN AUTOMOTIVE, INC.

October 22, 2021

The independent third-party valuation utilized the Hybrid Method to establish the fair value of the Company’s common stock by considering: (1) an OPM (Going Concern scenario), being weighted at [***]%, and (2) the PWERM (IPO scenario) being weighted at [***]%. The Company believes the [***]% weighting applied to the IPO scenario was appropriate because, at the time of the valuation, the Company’s auditors had just terminated a relationship with a related party that otherwise impaired the auditor’s PCAOB independence. The Company was also making significant progress on a confidential Draft Registration Statement, including actively working with investment banks and counsel.

For the OPM, the Company utilized the Subject Company Transaction method of the market approach in light of the recently closed Series F Preferred Stock financing in January 2021. The Company utilized the “backsolve” method to derive an implied total enterprise value of the Company of approximately $[***] billion by accounting for all share class rights and preferences, based as of the date of the Series F Preferred Stock financing. The total equity value implied by the transaction was then applied in the context of an OPM to determine the value of each class of the Company’s shares. The concluded per share value of common stock under the going concern scenario was $[***].

For the PWERM, an IPO was assumed to occur in [***] at an implied IPO equity value of $[***] billion based on estimates derived through discussions with management of the Company following an analysis of similarly situated comparable companies at the time of their IPOs.

The implied equity value was then divided by the fully diluted share count as of the assumed IPO date (including expected option issuances between the valuation date and assumed IPO date) for a per share value of the common stock. The per share price of common stock was discounted back by the time until the assumed [***] IPO and a lock-up period of six months at a discount rate of [***]%. In addition, a DLOM of [***]% was applied for lack of marketability due to the Company being privately held. The concluded per share value of common stock under the IPO scenario was $[***].

At the time of the August 13, 2021 grants, the Board determined that the fair value of the Company’s common stock of $[***] per share should be used.

The Company obtained an independent third-party valuation of the Company’s common stock as of August 13, 2021, and, based on its consideration of this valuation and the objective and subjective factors described on page 96 of the Registration Statement, the Board determined that the fair value of the Company’s common stock was $[***] per share as of August 20, 2021 (the “August 20, 2021 Valuation”).

The independent third-party valuation utilized the Hybrid Method to establish the fair value of the Company’s common stock by considering: (1) an OPM (Going Concern scenario), being weighted at [***]%, and (2) the PWERM (IPO scenario) being weighted at [***]%. The Company believes the [***]% weighting applied to the IPO scenario was appropriate because, at the time of the valuation, the Company had recently substantially concluded discussions with the SEC regarding the engagement of KPMG as their independent auditors under PCAOB standards, and therefore could proceed with submission of the Company’s Draft Registration Statement.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RIVIAN AUTOMOTIVE, INC.

October 22, 2021

For the OPM, the Company utilized the Subject Company Transaction method of the market approach in light of the recently closed Series F Preferred Stock financing in January 2021. The Company utilized the “backsolve” method to derive an implied total enterprise value of the Company of approximately $[***] billion by accounting for all share class rights and preferences, based as of the date of the Series F Preferred Stock financing. The total equity value implied by the transaction was then applied in the context of an OPM to determine the value of each class of the Company’s shares. The concluded per share value of common stock under the going concern scenario was $[***].

For the PWERM, an IPO was assumed to occur in [***] at an implied IPO equity value of $[***] billion based on based on estimates derived through discussions with management of the Company following an analysis of similarly situated comparable companies at the time of their IPOs.

The implied equity value was then divided by the fully diluted share count as of the assumed IPO date (including expected option issuances between the valuation date and assumed IPO date) for a per share value of the common stock. The per share price of common stock was discounted back by the time until the assumed [***] IPO and a lock-up period of six months at a discount rate of [***]%. In addition, a DLOM of [***]% was applied for lack of marketability due to the Company being privately held. The concluded per share value of common stock under the IPO scenario was $[***].

At the time of the August 20, 2021 grants, the Board determined that the fair value of the Company’s common stock remained at $[***] per share.

Fair Value Determination (September 8, 2021 through October 12, 2021)

The Company obtained an independent third-party valuation of the Company’s common stock as of September 8, 2021, and, based on its consideration of this valuation and the objective and subjective factors described on page 96 of the Registration Statement, the Board determined that the fair value of the Company’s common stock was $[***] per share as of September 8, 2021 (the “September 2021 Valuation”).

The independent third-party valuation utilized the Hybrid Method to establish the fair value of the Company’s common stock by considering: (1) an OPM (Going Concern scenario), being weighted at [***]%, and (2) the PWERM (IPO scenario) being weighted at [***]%, consistent with the August 20, 2021 Valuation. The Company believes the [***]% weighting applied to the IPO scenario remained appropriate in light of the Company’s prospects for an IPO in the near term, namely that the Company had confidentially submitted a registration statement in August 2021.

For the OPM, the Company utilized the Subject Company Transaction method with market adjustment to equity value of the market approach, to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences, based as of the date of the Series F Preferred Stock financing. Given that the Series F Preferred Stock financing closed in January 2021, consideration was given to guideline company equity performance during the time

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RIVIAN AUTOMOTIVE, INC.

October 22, 2021

period from the close of the financing through the valuation date, as well as the Company’s performance based on discussions with management. Based on the guideline company equity performance and the Company’s internal performance, a [***]% equity adjustment to the equity value implied by the Series F Preferred Stock financing was considered appropriate. The Company closed an offering of $2.5 billion of convertible debt in July 2021 which was added to the implied equity value to arrive at an $[***] billion value. The total equity value was then applied in the context of an OPM to determine the value of each class of the Company’s shares. The concluded per share value of common stock under the going concern scenario was $[***].

For the PWERM, an IPO was assumed to occur in [***] at an implied IPO equity value of $[***] billion based on estimates derived through discussions with management of the Company following an analysis of similarly situated comparable companies at the time of their IPOs. The implied equity value was then divided by the fully diluted share count as of the assumed IPO date for a per share value of the common stock. The per share price of common stock was discounted back by the time until the assumed [***] IPO and a lock-up period of six months at a discount rate of [***]%. In addition, a DLOM of [***]% was applied for lack of marketability due to the Company being privately held. The concluded per share value of common stock under the IPO scenario was $[***].

Assuming the likelihood of the IPO scenario at [***]% and the going concern scenario at [***]% the resulting fair value per share of common stock was $[***] per share.

At the time of the September 20, 2021 grants, the Board determined that the fair value of the Company’s common stock remained at $[***] per share.

Comparison of IPO Price Range and Historical Grant Date Fair Value Per Share

For the stock option awards since January 1, 2021, there are a number of factors that account for the increase in the Preliminary Price Range over the applicable grant date fair value used for determining stock-based compensation expense. The increases were primarily due to the Board of Directors’ consideration of the objective and subjective factors described on page 96 of the Registration Statement, market conditions and changes in the estimated equity value of the Company at the time of IPO and the probability and timing of an IPO. The fair market value determinations also reflect the uncertainty and volatility resulting from the ongoing COVID-19 pandemic.

The valuations obtained by management utilized a quantitative methodology to determine the estimated fair values of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation reports are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Practice Guide. The application of the PWERM valuation methodology accounts for a significant portion of the difference from the valuations utilized by the Company and the Preliminary Price Range. In particular, because the PWERM methodology utilizes a probability-weighted approach (as outlined above), the resulting estimated fair value per share reflects the potential for alternative future events, which inherently decreases the estimated fair value per share due to the combination of (i) events other than the IPO scenarios (the going

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RIVIAN AUTOMOTIVE, INC.

October 22, 2021

concern scenario), (ii) the discounting to present value for each of the future business values at the future event and (iii) the application of a DLOM. Conversely, the Preliminary Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a DLOM, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary Price Range was neither reduced by the expected future business values (discounted to present value) from the going concern scenario nor discounted for a lack of marketability.

In addition, the Preliminary Price Range reflects input received from the underwriters and further feedback from qualified potential investors after “testing-the-waters” meetings. The Company had also made additional operational advancements including continued progress toward the initial delivery of its vehicles.

Conclusion

In light of the comparison of the projected equity values in the IPO scenarios, in particular the Company’s most recent valuation in September 2021 discussed herein, to the Company’s equity value at the Preliminary Assumed IPO Price, the Company believes that the deemed per share fair values used as the basis for determining the stock-based compensation expense for financial reporting purposes are reasonable and appropriate.

We thank you in advance for your considerations of the foregoing.

* * *

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RIVIAN AUTOMOTIVE, INC.

October 22, 2021

Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	Marc Jaffe, Latham & Watkins LLP

Alison Haggerty, Latham & Watkins LLP

Ryan Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RIVIAN AUTOMOTIVE, INC.